

August 8, 2012

Via E-mail
Peter Coker
President
Middlesex, Inc.
100 Europa Drive
Suite 455
Chapel Hill, NC 27517

> **Re: Middlesex, Inc.**
> **Form 10**
> **Filed July 13, 2012**
> **File No. 000-54764**

Dear Mr. Coker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all of our comments.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company, and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   Please amend your filing to discuss the implications of being a "shell company" and a "blank check company" which is subject to Rule 419, including restrictions on your ability to raise capital and registration requirements in the event that you complete an acquisition while a shell company. Also revise your disclosure in the risk factors section, as appropriate.

Item 1. Business

Form of Acquisition, page 3

4.   In the second paragraph clarify, if true, that what you mean by "prior stockholders" are stockholders of the registrant.

Item 1A. Risk Factors, page 4

5.   Please add a risk factor to discuss the current economic conditions and how they may affect your ability to complete an acquisition or a reverse merger.

The time and cost of preparing a private company..., page 5

6.   To the extent possible, please revise your disclosure to provide estimates of significant compliance costs.

Item 2. Financial Information

Management's Discussion and Analysis or Plan of Operation, page 9

7.   We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please revise to explain in greater detail your ability to provide such additional capital given your limited resources.

8.   In light of your competitive disadvantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

Item 5. Directors and Executive Officers

Peter Coker, page 10

9.   We note that Peter Coker, your chief executive and sole shareholder, is also an executive and/ or significant shareholder of several other shell companies that have recently filed for registration on Form 10. For example, we note his involvement in Europa Acquisition I, Inc., Europa Acquisition II, Inc., Europa Acquisition III, Inc., Europa Acquisition IV, Inc., Europa Acquisition V, Inc., Europa Acquisition VI, Inc., Europa Acquisition VII, Inc., Europa Acquisition VIII, Inc., Troy, Inc., and Buncombe, Inc. In an appropriate location, please discuss any prior experiences Mr. Coker or any other promoter associated with your offering has with other shell companies. Your revised disclosure should include:

- The registrant's name;
- The initial filing date;
- Whether the registrant is current and was timely in its Exchange Act reporting obligations;
- Whether the registrant has engaged in a business combination;
- Whether the registrant registered any offerings under the Securities Act;
- Whether any transaction resulted in termination of your officers', shareholders' or promoters' association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity;
- Mr. Coker's role and involvement with the registrant;
- A discussion of how Mr. Coker will allocate his time, business opportunities, and otherwise resolve conflicts between entities; and,
- Any other information deemed relevant.

To assist investors please consider providing this information in tabular format.

Item 6. Executive Compensation, page 11

10.   Please revise to disclose by footnote the assumptions made in the valuation of the Stock Awards by reference to a discussion of those assumptions in the Company's financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

11.   You state that Peter Coker has not received any "cash" remuneration since inception. Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. We note that Mr. Coker received stock in exchange for services rendered to the company. Please revise your executive compensation disclosure accordingly.

Exhibits

12.   Noting your disclosure on page 12 that on April 27, 2012, you issued 100,000 common shares to Peter Coker for "founder services," please file as an exhibit any agreement pursuant to which such shares were issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel